Exhibit 99.1

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Reports Second-Quarter 2009 Results

•	Revenues up 2% before currency, reflecting resilience and diversity of the company’s businesses
•	Underlying operating profit rises 11% on integration savings and cost management
•	Free cash flow increases 16%, to $738 million, in quarter

NEW YORK, NY, August 6, 2009 – Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today reported results for the second quarter ended June 30, 2009.  Despite difficult global economic conditions, Thomson Reuters achieved revenue growth and margin expansion as a result of its balanced portfolio of businesses, continuing progress on the Reuters integration and effective cost management.

Thomson Reuters said its second-quarter results reflect the resilience of its business model of providing essential information to professional customers around the world, principally on a recurring subscription basis. The company also said its market-leading positions and continuing strong operating performance are the direct result of continuing to invest across its businesses through the economic cycle.

	Three Months Ended June 30, (Millions of U.S. dollars, except EPS and Profit Margin)
IFRS Financial Measures	2009	2008			Change
Revenues	$3,293	$3,133			5%
Operating profit	$475	$254			87%
Diluted earnings per share (EPS)	$0.38	$0.19			100%
Cash flow from operations	$1,006	$880			14%

Non-IFRS Financial Measures1	2009	2008	2	Change Before Currency	Change
Revenues from ongoing businesses	$3,282	$3,413		2%	-4%
Underlying operating profit	$793	$713			11%
Underlying operating profit margin	24.2%	20.9%			+330bps
Adjusted earnings per share (EPS)	$0.58	$0.39			49%
Free cash flow	$738	$636			16%

Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency translation as Thomson Reuters believes this provides the best basis to measure the performance of its business.

•	Revenues from ongoing businesses were $3.3 billion, an increase of 2% before currency compared to second-quarter 2008 pro forma revenues.
•	IFRS revenues increased 5% after currency primarily as a result of the Reuters acquisition completed on April 17, 2008.

1 These non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measure in the tables appended to this news release. Additional information is provided in the explanatory note at the end of this news release.
2 This 2008 financial information has been prepared on a pro forma basis and assumes that Thomson’s acquisition of Reuters closed on January 1, 2007.  Thomson Reuters believes that pro forma financial information provides more meaningful period-to-period comparisons of its performance because Reuters results prior to the April 17, 2008 closing are not included in IFRS results.  2009 results include the impact of the acquisition for the entire period.  For more information, see the explanatory note at the end of this news release.

Thomson Reuters Reports Second-Quarter 2009 Results

•
Underlying operating profit increased 11% to $793 million, with the related margin expanding 330 basis points, primarily due to integration-related savings, effective cost management and the benefit of currency.

•	Adjusted earnings per share were $0.58 compared to $0.39 a year ago, driven by underlying profit growth and lower integration costs.
•
Net cash provided by operations was $1 billion in the quarter, up 14% from a year ago.  Free cash flow of $738 million was up 16% from a year ago. These increases were attributable to higher operating profits and lower tax payments.

•
Integration and legacy savings programs are tracking against the accelerated plan with $925 million of run-rate savings (against a 2011 target of $1.4 billion) achieved by quarter-end. Thomson Reuters now expects to achieve at least $1 billion of run-rate savings by the end of 2009.

“I am pleased with our solid second-quarter operating results despite the continued weakness in the global economy,” said Thomas H. Glocer, chief executive officer of Thomson Reuters.  “Our revenues continued to grow in both the Professional and Markets divisions, which is a testament not only to the choice and balance of the markets in which we operate, but also the strength of our franchises in the challenging financial services and legal segments.”

“Our Tax & Accounting and Healthcare & Science businesses reported accelerating revenues thanks to the very timely products these units provide to handle ever-changing tax rules and increase the efficiency and quality of healthcare and research.”

“Tomorrow, our shareholders will be asked to approve the plan to unify our dual listed company structure.  We believe that unification is in the best interests of our shareholders because it will improve trading liquidity in our shares and simplify our capital structure.  We are gratified by the support we are receiving from shareholders around the world,” said Mr. Glocer.

Second-Quarter Business Segment Highlights

Professional Division

Three Months Ended June 30, (Millions of U.S. dollars, unless otherwise indicated)
Revenues	2009	2008	Change	Change Before Currency
Legal	$934	$950	-2%	2%
Tax & Accounting	225	209	8%	9%
Healthcare & Science	217	206	5%	7%
Professional Division Total	1,376	1,365	1%	4%

Operating Profit	2009	2008	Change	2009 Margin	2008 Margin
Legal	$341	$340	0%	36.5%	35.8%
Tax & Accounting	36	34	6%	16.0%	16.3%
Healthcare & Science	53	42	26%	24.4%	20.4%
Professional Division Total	430	416	3%	31.3%	30.5%

All revenue growth and operating profit comparisons are based upon results from ongoing businesses and exclude the results of disposals.

Thomson Reuters Reports Second-Quarter 2009 Results

•
Revenues increased 4%, 2% of which was organic, with all segments contributing to growth, including strong performances from the core Westlaw and international online legal businesses, as well as Tax & Accounting and Healthcare & Science.

•	Revenue growth in the division continues to be driven by online products, software and services, which increased 5% and represented 80% of the division’s revenues.
•
Operating profit increased 3% and the related margin expanded 80 basis points, due to the benefits of currency and efficiency initiatives, which were partly offset by dilution from recent acquisitions in Tax & Accounting.

Legal

•
Revenues increased 2%, with organic growth of 1%, driven by continued growth in Westlaw, FindLaw and online international legal businesses.  Growth was partly offset by lower revenues in ancillary services and declines in practice management software and consulting revenues. By customer segment, revenue growth was driven by small law firms and government units.

•	Operating profit increased slightly, while the related margin expanded 70 basis points, primarily due to the benefits of efficiency initiatives and currency.

Tax & Accounting

•
Revenues were up 9%, 5% of which was organic. Growth was driven by strength in core products such as the UltraTax suite of solutions as well as software and services led by Property Tax and Tax Stream.  Checkpoint revenues grew in line with Tax & Accounting’s organic growth. Acquisitions contributed 4% growth, primarily from compliance software provider Paisley.  The Tax & Accounting segment’s strong market position and breadth of products continues to enable it to take share and grow at above-market rates.  Revenue growth is expected to continue to accelerate over the balance of the year.

•	Operating profit increased 6% and the related margin decreased 30 basis points, primarily due to lower initial margins for certain acquisitions due to accounting adjustments.

Healthcare & Science

•
Revenues increased 7%, all of which was organic, driven by strength in the Payer decision-support business, which experienced significant demand in both the Federal and Employer segments, where the business is well positioned to improve the efficiency and quality of healthcare.

•	Operating profit increased 26% and the related margin expanded 400 basis points driven by strong revenue flow-through, effective cost management and currency.

Thomson Reuters Reports Second-Quarter 2009 Results

Markets Division

	Three Months Ended June 30, (Millions of U.S. dollars unless otherwise indicated)
Revenues	2009	2008	Change	Change Before Currency
Sales & Trading	$903	$1,008	-10%	-1%
Investment & Advisory	590	593	-1%	0%
Enterprise	324	338	-4%	7%
Media	91	112	-19%	-6%
Markets Division Total	1,908	2,051	-7%	0.3%

Operating Profit	2009	2008	Change	2009 Margin	2008 Margin
Markets Division Total	424	367	16%	22.2%	17.9%

•
Organic revenues grew 0.2% (2% growth in recurring subscription revenues) compared to 7% pro forma organic growth in the same period a year ago. The Markets division’s geographic, customer and product diversity enabled it to grow at above-market rates, despite the challenges presented by the financial crisis and ongoing global recession.

•	Recurring revenues grew despite a decline in recoveries. Recoveries are primarily low margin, third-party information feeds, such as exchange data.
•	A 9% decline in transaction revenues was due to lower foreign exchange volumes for Reuters Matching and lower equity volumes affecting Omgeo, Markets’ trade processing joint venture.
•	Outright (one-time) revenues also declined, as clients’ purchases of large software systems slowed.
•	The Europe, Middle East and Africa (EMEA) and Asia regions each grew 2%, while revenues from the Americas decreased 2%.
•	Operating profit increased 16% with the corresponding margin expanding 430 basis points due to integration savings, effective cost management and the benefit of currency.

Sales & Trading

•	Revenues decreased 1% due to lower foreign exchange transaction volumes, a 6% decline in recoveries and declines in desktops partly offset by growth in Commodities & Energy and Tradeweb.

Investment & Advisory

•
Revenues were unchanged for the quarter. Revenue growth in Asia and demand for high-value analytics were offset by lower desktop revenues as investment managers reduced costs and headcount. Strong demand for ThomsonONE.com among mid-size and boutique investment banks helped to slow the quarter’s Investment Banking revenue decline to 3% as compared to 17% in the first quarter.  Corporate Services declined slightly, with Investor Relations and Business Intelligence products failing to offset declines in transaction-based Advisory and Communications services.

Thomson Reuters Reports Second-Quarter 2009 Results

Enterprise

•
Revenues rose 7% against very strong results from a year ago, when organic revenues grew 14%.  Enterprise information continued to benefit from strong customer demand for reference data, independently validated pricing services and data to automate front, middle- and back-office applications.  The breadth of the Enterprise segment’s offerings continues to create significant business opportunities and market share gains.

Media

•
Revenues declined 6%, hurt by continued declines in the professional publishing and consumer businesses.  The core news agency business declined 4% as a result of consolidation in traditional media outlets.

Corporate and Other

Corporate and Other expenses decreased $20 million, to $255 million, mainly reflecting benefits from synergy programs. Core Corporate Costs accounted for $9 million of the $20 million decline.

Financial Highlights – Six-Months 2009

	Six Months Ended June 30 (Millions of U.S. dollars, except EPS and Profit Margin)
IFRS Financial Measures	2009	2008		Change
Revenues	$6,424	$4,973		29%
Operating profit	851	482		77%
Diluted earnings per share (EPS)	$0.60	$0.47		28%
Cash flow from operations	$1,257	$1,164		8%

Non-IFRS Financial Measures	2009	2008	Change Before Currency	Change
Revenues from ongoing businesses	$6,409	$6,646	2%	-4%
Underlying operating profit	1,383	1,302		6%
Underlying operating profit margin	21.6%	19.6%		+200bps
Adjusted earnings per share (EPS)	$0.98	$0.84		17%
Free cash flow	$789	$791		0%

•	Revenues from ongoing businesses increased 2% before currency, to $6.4 billion.
•	IFRS revenues increased 29% after currency.
•	Underlying operating profit increased 6%, to $1.4 billion, and the related margin increased 200 basis points.
•	Adjusted earnings per share were $0.98.
•
Net cash provided by operations was $1.3 billion, up 8% compared with the first half of 2008.  This growth resulted from higher operating profits and lower tax payments, and reflected an increase of over $200 million in net interest payments in 2009.  Free cash flow of $789 million was comparable to the prior year period, despite the higher interest payments, and reflected an increase in capital expenditures on platform and product development initiatives.

Thomson Reuters Reports Second-Quarter 2009 Results

Integration Programs

•
Thomson Reuters previously announced that it expects to achieve $1 billion in annualized cost savings from the Reuters integration by the end of 2011, up from $750 million in savings projected in May 2008. This raised the overall savings target (including legacy efficiency programs) to $1.4 billion.

•
Thomson Reuters achieved combined run-rate savings of $925 million in the first half of 2009.  Given the progress the company continues to make on its integration programs, Thomson Reuters now expects to achieve at least $1 billion of run-rate savings by year-end 2009, up from the previous estimate of $975 million. Savings were principally achieved through elimination of redundant positions and the retirement of legacy products.

•	The first-half costs required to achieve these savings were $195 million.

Proposed DLC Unification

In June 2009, Thomson Reuters announced a plan to unify its dual listed company (DLC) structure by exchanging each outstanding Thomson Reuters PLC ordinary share for one Thomson Reuters Corporation common share. Each outstanding Thomson Reuters PLC American Depositary Share (ADS) will be exchanged for six Thomson Reuters Corporation common shares. Current holders of Thomson Reuters Corporation common shares will continue to hold their existing shares.   If unification is approved, Thomson Reuters shares will remain listed on the Toronto Stock Exchange and New York Stock Exchange and will no longer be listed on the London Stock Exchange and Nasdaq.

Thomson Reuters is seeking shareholder approval to approve the DLC unification at meetings to be held tomorrow in Toronto and London.  The DLC unification is also subject to UK court approval, which Thomson Reuters plans to seek on August 25, 2009. If shareholder and court approvals are obtained, the unification will be completed on September 10, 2009, and the last day of trading of Thomson Reuters PLC ordinary shares on the London Stock Exchange and ADSs on Nasdaq will be September 9, 2009.

Business Outlook (Before Currency)

Based on the current environment in the markets it serves, Thomson Reuters reaffirms its previous outlook that  revenues are expected to grow in 2009 and underlying operating margin and free cash flow (adjusted for certain timing-related items) will be comparable to 2008.

Dividend

Thomson Reuters will pay a quarterly dividend of $0.28 per share on September 15, 2009 to shareholders of record as of August 21, 2009.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people and operates in over 100 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

Thomson Reuters Reports Second-Quarter 2009 Results

CONTACTS
Fred Hawrysh Senior Vice President, Corporate Affairs +1.646 223 5285 fred.hawrysh@thomsonreuters.com	Frank Golden Senior Vice President, Investor Relations +1.646 223 5288 frank.golden@thomsonreuters.com

Victoria Brough Head of External Affairs, EMEA +44 (0) 207 542 8763 victoria.brough@thomsonreuters.com

Thomson Reuters will webcast a discussion of its second-quarter results today beginning at 10:00 a.m. U.S. Eastern Daylight Time (EDT) / 3:00 p.m. British Summer Time (BST).  You can access the webcast by visiting www.thomsonreuters.com and clicking on "Investor Relations" at the top of the page and then "Thomson Reuters Reports Second-Quarter 2009 Results" on the right side of the page. An archive of the webcast will be available in the "Investor Relations" section of the Thomson Reuters website.

Thomson Reuters Corporation is incorporated in Ontario, Canada with a registered office at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Thomson Reuters PLC (registered no. 06141013) is registered in England & Wales with a registered office at The Thomson Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom. Thomson Reuters primary financial statements are the consolidated financial statements of Thomson Reuters Corporation. Those statements account for Thomson Reuters PLC as a subsidiary.

All references to growth rate percentages compare the results of the period to those of the prior year comparable period. Unless otherwise stated, revenue growth discussions in this news release are before currency.

Thomson Reuters currently prepares its financial statements under International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Previously, Thomson Reuters prepared its financial statements in accordance with Canadian GAAP.

NON-IFRS FINANCIAL MEASURES

This news release includes certain non-IFRS financial measures, including pro forma financial information as described herein. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures (other than pro forma financial information) are defined and reconciled to the most directly comparable IFRS measures in the following tables.

PRO FORMA FINANCIAL INFORMATION

Pro forma financial information included in this news release is for information purposes only and is unaudited. Pro forma financial information was prepared in U.S. dollars in a manner consistent with accounting policies that applied to Thomson prior to the closing of the acquisition and which currently apply to Thomson Reuters as though Reuters was acquired on January 1, 2007. Pro forma financial information should not be considered indicative of actual balance sheet data or operating results that would have been achieved had Thomson acquired Reuters on January 1, 2007, or of results which may occur in the future. Pro forma financial information should be read in conjunction with historical financial results for Thomson and Reuters. Pro forma financial information reflects the impacts of purchase accounting but excludes deal-related expenses and an initial one-time purchase accounting adjustment related to deferred revenue.

Thomson Reuters Reports Second-Quarter 2009 Results

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This news release, in particular the sections under the headings “Integration Programs”, “Proposed DLC Unification” and “Business Outlook (Before Currency)” includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and also include Thomson Reuters expectations about its future prospects. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include risks related to Thomson Reuters ability to achieve the anticipated benefits from the Reuters transaction and other integration program initiatives (including within the time periods currently expected), develop additional products and services to meet customers’ needs, attract new customers, general economic conditions and actions of competitors. These and other factors are discussed in materials that Thomson Reuters Corporation and Thomson Reuters PLC from time to time file with, or furnish to, securities regulatory authorities. Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law, rule or regulation.

Thomson Reuters Reports Second-Quarter 2009 Results

2009 IFRS Results Compared to 2008 Pro Forma Results
Thomson Reuters Corporation
Division and Business Segment Information
(millions of U.S. dollars)
(unaudited)

	Three Months Ended				Six Months Ended
	June 30,				June 30,
	2009	2008(1) (2)	Change	Organic	2009	2008(1) (2)	Change	Organic
Revenues
Legal	$934	$950	-2%	1%	$1,766	$1,787	-1%	1%
Tax & Accounting	225	209	8%	5%	470	436	8%	5%
Healthcare & Science	217	206	5%	7%	414	394	5%	7%
Professional Division	1,376	1,365	1%	2%	2,650	2,617	1%	3%
Sales & Trading	903	1,008	-10%	-1%	1,793	1,989	-10%	-2%
Investment & Advisory	590	593	-1%	0%	1,161	1,189	-2%	0%
Enterprise	324	338	-4%	7%	628	638	-2%	8%
Media	91	112	-19%	-6%	180	220	-18%	-7%
Markets Division	1,908	2,051	-7%	0%	3,762	4,036	-7%	0%
Eliminations	(2)	(3)			(3)	(7)
Revenues from ongoing businesses(3)	3,282	3,413	-4%	1%	6,409	6,646	-4%	1%
Disposals(3)	11	34			15	61
Revenues	$3,293	$3,447	-4%		$6,424	$6,707	-4%

Operating Profit
Legal	$341	$340	0%		$582	$573	2%
Tax & Accounting	36	34	6%		77	78	-1%
Healthcare & Science	53	42	26%		84	71	18%
Professional Division	430	416	3%		743	722	3%
Markets Division	424	367	16%		761	705	8%
Corporate and Other	(255)	(275)			(404)	(323)
Amortization of other intangible assets	(124)	(131)			(243)	(260)
Operating profit from ongoing businesses(3)	475	377	26%		857	844	2%
Disposals(3)	-	4			(6)	1
Impairment of assets held for sale	-	(89)			-	(89)
Operating profit	$475	$292	63%		$851	$756	13%

Thomson Reuters Corporation
Reconciliation of Operating Profit to Underlying Operating Profit (4)
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2009	2008(2)	Change	2009	2008(2)	Change

Operating profit	$475	$292	63%	$851	$756	13%
Adjustments:
Amortization of other intangible assets	124	131		243	260
Disposals	-	(4)		6	(1)
Impairment of assets held for sale	-	89		-	89
Fair value adjustments	87	4		88	(16)
Integration program costs	107	201		195	214
Underlying operating profit	$793	$713	11%	$1,383	$1,302	6%
Underlying operating profit margin	24.2%	20.9%		21.6%	19.6%

Thomson Reuters Reports Second-Quarter 2009 Results

2009 IFRS Results Compared to 2008 Pro Forma Results
Thomson Reuters Corporation
Reconciliation of Earnings Attributable to Common and Ordinary Shares
to Adjusted Earnings from Continuing Operations (5)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008(6)	2009	2008(6)
Earnings attributable to common and ordinary shares	$315		$505
Adjustments:
Disposals	-		6
Fair value adjustments	87		88
Other finance costs	34		57
Share of post tax earnings in equity method investees	-		(1)
Tax on above items	(31)		(36)
Interim period effective tax rate normalization (7)	(42)		(35)
Amortization of other intangible assets	124		243
Discontinued operations	(2)		(6)
Dividends declared on preference shares	-		(1)
Adjusted earnings from continuing operations	$485	$328	$820	$703
Adjusted earnings per share from continuing operations	$0.58	$0.39	$0.98	$0.84

Weighted average common and ordinary shares (in millions)	836.5	836.5	835.6	837.3

Thomson Reuters Reports Second-Quarter 2009 Results

2009 IFRS Results Compared to 2008 Pro Forma Results

Thomson Reuters Corporation
Division and Business Segment Depreciation and Amortization of Computer Software
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Depreciation and amortization of computer software	2009	2008(1) (2)	2009	2008(1) (2)

Legal	(65)	(65)	(128)	(125)
Tax & Accounting	(19)	(13)	(38)	(27)
Healthcare & Science	(20)	(16)	(37)	(28)
Professional Division	(104)	(94)	(203)	(180)
Markets Division	(133)	(154)	(297)	(314)
Corporate and Other	(5)	(3)	(10)	(4)
Depreciation - Ongoing Businesses	(242)	(251)	(510)	(498)
Disposals	-	(1)	(1)	(3)
Total Depreciation and amortization of computer software	(242)	(252)	(511)	(501)

(1)	2008 segment results have been restated to be comparable to the presentation for 2009.
(2)
2008 results are shown on a pro forma basis which assumes that Thomson acquired Reuters on January 1, 2007.  These amounts reflect the impacts of purchase accounting, but exclude deal-related expenses and an initial one-time purchase accounting adjustment related to deferred revenue.

(3)
Revenues and operating profit from ongoing businesses exclude the results of disposals. Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

(4)
Underlying operating profit excludes amortization of other intangible assets, impairment charges, fair value adjustments, integration program costs, other operating gains and losses and the results of disposals.  Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.

(5)
Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations include dividends declared on preference shares and integration program costs, but exclude the pre-tax impacts of amortization of other intangible assets as well as the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charges, the results of disposals (see note (3) above), other finance costs, Thomson Reuters share of post-tax earnings in equity method investees and discontinued operations.  Adjusted earnings per share from continuing operations is calculated using diluted weighted average common and ordinary shares and does not represent actual earnings per share attributable to shareholders.

(6)
In 2008, Thomson Reuters calculated its pro forma adjusted earnings by deducting from pro forma underlying operating profit certain normally recurring items appearing below operating profit on the income statement.  Additionally, Thomson Reuters deducted costs associated with its integration program as well as earnings attributable to non-controlling interests and dividends declared on preference shares.  The table below presents a reconciliation of pro forma underlying operating profit to pro forma adjusted earnings from continuing operations for the three and six months ended June 30, 2008.

(millions of U.S. dollars, except as otherwise indicated and except per share data)	Three Months Ended	Six Months Ended
Pro forma basis	June 30, 2008(a)	June 30, 2008(a)
Underlying operating profit	713	1,302
Adjustments:
Integration program costs	(201)	(214)
Net interest expense (calculated as pro rata $450 million annualized)	(112)	(225)
Income taxes (calculated using an estimated effective tax rate of 25%)	(67)	(151)
Earnings attributable to non-controlling interests	(4)	(6)
Dividends declared on preference shares	(1)	(3)
Adjusted earnings from continuing operations	328	703
Adjusted earnings per share from continuing operations	$0.39	$0.84

Weighted average common and ordinary shares outstanding (in millions)	836.5	837.3

(a) This calculation has been restated to be comparable to the 2009 presentation of disposals.

Weighted average common and ordinary shares outstanding reflected the actual reported diluted weighted average common and ordinary shares outstanding adjusted as if the approximately 194 million Thomson Reuters PLC shares issued to Reuters shareholders on April 17, 2008 were outstanding from the beginning of the period presented, as well as the effect of the approximately 34 million Reuters Group PLC share options assumed as part of the acquisition.
(7)
Adjustment to reflect income taxes based on estimated full-year effective tax rate.  Reported earnings for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

Thomson Reuters Reports Second-Quarter 2009 Results

Consolidated IFRS Results
Thomson Reuters Corporation
Consolidated Income Statement
 (millions of U.S. dollars, except per share data)
 (unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008

Revenues	$3,293	$3,133	$6,424	$4,973
Operating expenses	(2,452)	(2,432)	(4,819)	(3,851)
Depreciation	(113)	(112)	(242)	(167)
Amortization of computer software	(129)	(128)	(269)	(204)
Amortization of other intangible assets	(124)	(118)	(243)	(180)
Impairment of assets held for sale	-	(89)	-	(89)
Operating profit	475	254	851	482
Finance costs, net:
Net interest expense	(104)	(50)	(200)	(12)
Other finance costs	(34)	(44)	(57)	(72)
Income before tax and equity method investees	337	160	594	398
Share of post tax earnings in equity method investees	-	1	1	1
Tax expense	(14)	(1)	(83)	(46)
Earnings from continuing operations	323	160	512	353
Earnings from discontinued operations, net of tax	2	(6)	6	(4)
Net earnings	$325	$154	$518	$349

Earnings attributable to:
Common and ordinary shareholders	315	150	505	343
Non-controlling interests	10	4	13	6

Basic earnings per share	$0.38	$0.19	$0.61	$0.47
Diluted earnings per share	$0.38	$0.19	$0.60	$0.47

Basic weighted average common and ordinary shares	829,065,567	792,544,170	828,691,308	716,323,549
Diluted weighted average common and ordinary shares	836,493,404	797,766,197	835,577,207	720,098,337

Thomson Reuters Reports Second-Quarter 2009 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	June 30,	December 31,
	2009	2008
Assets
Cash and cash equivalents	$1,572	$841
Trade and other receivables	1,746	1,818
Other financial assets	114	261
Prepaid expenses and other current assets	658	766
Current assets	4,090	3,686

Computer hardware and other property, net	1,508	1,556
Computer software, net	1,398	1,299
Other identifiable intangible assets, net	8,830	8,702
Goodwill	18,640	18,324
Other financial assets	322	286
Other non-current assets	634	627
Deferred tax	95	109
Total assets	$35,517	$34,589

Liabilities and equity
Liabilities
Current indebtedness	$735	$688
Payables, accruals and provisions	2,450	2,704
Deferred revenue	1,183	1,193
Other financial liabilities	34	60
Current liabilities	4,402	4,645

Long-term indebtedness	7,255	6,783
Provisions and other non-current liabilities	1,862	1,798
Other financial liabilities	193	222
Deferred tax	2,686	2,653
Total liabilities	16,398	16,101

Equity
Capital	10,099	10,034
Retained earnings	10,678	10,650
Accumulated other comprehensive loss	(1,728)	(2,268)
Total shareholders’ equity	19,049	18,416
Non-controlling interests	70	72
Total equity	19,119	18,488
Total liabilities and equity	$35,517	$34,589

Thomson Reuters Reports Second-Quarter 2009 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Cash provided by (used in):
Operating activities
Net earnings	$325	$154	$518	$349
Add back (deduct) items not involving cash:
Depreciation	113	112	242	167
Amortization of computer software	129	128	269	204
Amortization of other intangible assets	124	118	243	180
Impairment of assets held for sale	-	89	-	89
Deferred tax	(75)	(99)	(66)	(140)
Other	204	45	259	113
Changes in working capital and other items	186	340	(208)	222
Operating cash flows from continuing operations	1,006	887	1,257	1,184
Operating cash flows from discontinued operations	-	(7)	-	(20)
Net cash provided by operating activities	1,006	880	1,257	1,164

Investing activities
Acquisitions, less cash acquired	(25)	(8,147)	(45)	(8,270)
Proceeds from other disposals, net of tax paid	3	-	3	154
Capital expenditures, less proceeds from disposals	(268)	(239)	(466)	(356)
Other investing activities	-	(4)	(1)	(7)
Investing cash flows from continuing operations	(290)	(8,390)	(509)	(8,479)
Investing cash flows from discontinued operations	-	-	22	(60)
Net cash used in investing activities	(290)	(8,390)	(487)	(8,539)

Financing activities
Proceeds from debt	-	5,921	609	7,600
Repayments of debt	(189)	(4,679)	(192)	(5,079)
Net borrowings (repayments) under short-term loan facilities	2	(1,426)	(8)	(1,072)
Share repurchases	-	(458)	-	(458)
Dividends paid on preference shares	-	(1)	(1)	(3)
Dividends paid on common and ordinary shares	(226)	(144)	(454)	(270)
Dividend payable assumed from Reuters Group PLC	-	(246)	-	(246)
Other financing activities	(3)	192	(5)	194
Net cash (used in) provided by financing activities	(416)	(841)	(51)	666

Translation adjustments	21	(82)	12	1
Increase (decrease) in cash and cash equivalents	321	(8,433)	731	(6,708)
Cash and cash equivalents at beginning of period	1,251	9,222	841	7,497
Cash and cash equivalents at end of period	$1,572	$789	$1,572	$789

Thomson Reuters Reports Second-Quarter 2009 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow(1)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2008	2009	2008
Net cash provided by operating activities	$1,006	$880	$1,257	$1,164
Capital expenditures, less proceeds from disposals	(268)	(239)	(466)	(356)
Other investing activities	-	(4)	(1)	(7)
Investing activities of discontinued operations	-	-	-	(7)
Dividends paid on preference shares	-	(1)	(1)	(3)
Free cash flow (1)	$738	$636	$789	$791

(1)
Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on preference shares. Thomson Reuters uses free cash flow as a performance measure because it represents cash available to repay debt, pay dividends and fund share repurchases and new acquisitions.